#242650

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             ____________

                             SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 2)

                            PHOTOCOMM, INC.
_________________________________________________________________

                            (Name of Issuer)

                   Common Stock Par Value $.10 Each
_________________________________________________________________

                    (Title of Class of Securities)

                              719319-10-5
_________________________________________________________________

                             (CUSIP Number)
                        Jill B. W. Sisson, Esq.
                     General Counsel and Secretary
                         ACX Technologies, Inc.
                     16000 Table Mountain Parkway
                         Golden, Colorado 80403

                             (303) 271-7000
_________________________________________________________________

                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and
Communications)


                            November 21, 1996
_________________________________________________________________
_____
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G
to report the acquisition which is the subject of this Schedule
13D,

and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement
/X/.
_________________________________________________________________

 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William K. Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  /   (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                         8,642,447*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                            8,642,447*
        WITH
-                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                             * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         8,642,447 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.1%
14       TYPE OF REPORTING PERSON
         IN
_________________________________________________________________

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Joseph Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  /  (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                          8,642,447*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                             8,642,447*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                             * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         8,642,447 (see Item 5(a))


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.1%

14       TYPE OF REPORTING PERSON
         IN
_________________________________________________________________

 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Peter H. Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  / (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                        8,642,447*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                           8,642,447*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                             * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         8,642,447 (see Item 5(a))


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.1%

14       TYPE OF REPORTING PERSON
         IN
_________________________________________________________________

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph Coors, Jr.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) /  / (b) /x /

3          SEC USE ONLY

4          SOURCE OF FUNDS


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
                               7     SOLE VOTING POWER

                                        8,642.447*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                          8,642,447*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                          * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         8,642,447 (see Item 5(a))


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.1%

14       TYPE OF REPORTING PERSON
         IN
_________________________________________________________________

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jeffrey H. Coors

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) /  / (b) /x /

3          SEC USE ONLY

4          SOURCE OF FUNDS

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  /  /
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
                               7     SOLE VOTING POWER

                                        8,642,447*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                          8,642,447*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                          * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         8,642,447 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.1%

14       TYPE OF REPORTING PERSON
         IN
ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 to the Schedule 13D dated August 16, 1996 (the "Schedule 13D") relates to the common stock par value $.10 (the "Common Stock") of Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681 E. Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed on behalf of each of the following persons, who together may comprise one or more groups under Section
13(d)(3) of the Securities Exchange Act of 1934 (the "Act") with respect to the Common Stock described in this Schedule:

        William K. Coors
        Joseph Coors
        Peter H. Coors
        Joseph Coors, Jr.
        Jeffrey H. Coors

The filing persons are making a single joint filing pursuant to Rule
13d-1(f)(2) although the filing persons do not expressly affirm the existence of any group.

The filing persons are trustees of various Coors family trusts that together own a majority of the outstanding common stock of ACX Technologies, Inc. ("ACX"), which is the parent company of the corporation purchasing the Common Stock that is the subject of this
Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The filing persons have been advised that Golden Technologies Company, Inc. ("GTC"), which is a wholly owned subsidiary of ACX, intends to obtain the funds to acquire the Common Stock from its own cash and by advances to it from ACX, its parent. ACX will obtain the funds from its operations.

ITEM 4.  PURPOSE OF TRANSACTION

As previously reported on August 16, 1996, Golden Technologies Company, Inc. ("GTC") entered into an agreement with The New World Power Corporation ("NWP") to acquire 6,612,447 shares of Common Stock. That agreement terminated effective November 15, 1996. On November 19, 1996, GTC signed a Stock Purchase Agreement (the "Agreement") with the Company and NWP pursuant to which GTC agreed to acquire, subject to conditions set forth in the Agreement, 6,612,447 shares of Common Stock of the Company from NWP and 2,000,000 shares of Common Stock directly from the Company or, if the Company elected, up to 1,000,000 shares from certain senior executives of the Company and Programmed Land, Inc. ("PLI"), a shareholder and the balance from the Company.

The purchase occurred on November 21, 1996. NWP sold 6,612,447 shares for an aggregate price of $11,292,500; 1,000,000 shares were sold by the Company and 450,000 shares of Common Stock were sold by each of Robert Kauffman and PLI and 50,000 shares were sold by each of Thomas C. LaVoy and Myron Anduri. All shares were purchased for $2.75 per share. Following the acquisition of the Common Stock pursuant to the Agreement, GTC would own approximately 53.1 percent of the issued and outstanding Common Stock.

Three board members of the Company designated by NWP resigned from the Company's board of directors and were replaced by designees of GTC, Jeffrey H. Coors, John K. Coors and Jed J. Burnham. One other director resigned and the Company will have six directors. Accordingly, GTC has selected three of six directors. At the Company's 1997 annual meeting, scheduled for January 1997, GTC and the Company have agreed that three designees of GTC will be elected to the board, three of the incumbent directors will be elected and one additional director selected by the management directors from a slate of three persons proposed by GTC will be the seventh director of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

GTC purchased shares on November 21, 1996, from the persons named in Item 4 as follows:

             No. of Shares              Price per Share

               2,000,000                     $2.75
               6,612,447                     $1.71

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH
RESPECT TO SECURITIES OF THE ISSUER.

ACX has agreed to purchase up to 500,000 shares of Common Stock from Robert Kauffman if his employment with the Company terminates on the terms set forth in an Executive Compensation
Agreement between Mr. Kauffman and the Company, the form of which is attached hereto as Exhibit 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Form of Executive Compensation Agreement between the
Company and Robert R. Kauffman.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of the signatories.

Dated:  November 21, 1996.

     /s/ William K. Coors
     ___________________________________________
     William K. Coors


     /s/ Joseph Coors
     ___________________________________________
     Joseph Coors

     /s/ Peter Coors
     ___________________________________________
     Peter Coors

     /s/ Joseph Coors, Jr.
     ___________________________________________
     Joseph Coors, Jr.


     /s/ Jeffrey Coors
     ___________________________________________
     Jeffrey Coors